 Rank One Computing Corporation

1290 Broadway, Suite 1200

Denver, CO 80203

(303) 317-6118

September 26, 2025

Mr. Matthew Crispino

Ms. Jan Woo

Ms. Chen Chen

Ms. Kathleen Collins

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rank One Computing Corp dba ROC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 14, 2025
CIK No. 002077709

Dear Mr. Crispino, Ms. Woo, Ms. Chen, and Ms. Collins:

By letter dated September 9, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Rank One Computing Corporation (the “Company,” “we,” “us” or “our”) with the Staff’s comments to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 filed on August 14, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

For your convenience, the comments are listed below, followed by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to Draft Registration Statement on Form S-1 (the “DRS/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Prospectus Summary

Overview, page 1

1.	Please revise to disclose the number of customers for each period presented in your financial statements. Also, disclose for each period the percentage of revenue generated by each of your major products, the percentage of revenue generated in each of your principal markets, and the percentage of revenue earned from contracts with the federal government and government agencies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 56 of the DRS/A2 to include for each period the number of customers, the percentage of revenue generated by each of our major products, the percentage of revenue generated in each of our principal markets, and the percentage of revenue earned from contracts with the federal government and government agencies.

2.	Please explain your statement that “ROC was born inside the U.S. national securities community.” Further, you state that you deliver services to “Fortune 1000 companies, U.S. Department of Defense, Department of Justice, state and local law enforcement, and national security agencies.” Please disclose the percentage of revenue generated by each of these customers, if material, or tell us why they have been identified so prominently in your executive summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 56 of the DRS/A2 to clarify the previously unclear statement. In addition, the Company has removed references to Fortune 1000 companies, U.S. Department of Defense, Department of Justice, state and local law enforcement, and national security agencies on pages 1 and 55 of the DRS/A2.

Prospectus Summary

Implications of Being an Emerging Growth Company, page 4

3.	You state that you have irrevocably elected to take advantage for complying with new or revised accounting standards. Please note, your election to take advantage of the extended transition provisions is not irrevocable. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the DRS/A2 by deleting the word “irrevocably.”

Risk Factors

Historically, existing customers have expanded their relationships with us..., page 9

4.	You state here that you generally offer contract terms up to 10 years in length. However, on page F-9, you state the typical terms of your software license contracts range from 12 to 36 months, and on page 10, you state term-based licenses are generally one year. Please explain these inconsistencies and revise as necessary.

Response: In response to the Staff’s comment, the Company has revised disclosures on pages 10 and F-12 of the DRS/A2 to eliminate inconsistency.

5.	We note that your disclosure regarding the revenue contribution of significant customers is inconsistent. Please clarify the amount of revenue generated by each significant customer in 2023 and 2024. For example, you state here that your top three customers together accounted for 44% of your revenue in fiscal year 2024, but disclose in the notes to the financial statements that two customers each individually accounted for 26% and 23% of revenue in 2024.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and F-8 of the DRS/A2 to clarify the amount of revenue generated by each significant customer in 2023 and 2024.

6.	Please disclose the material terms of your agreements with your three major customers, including any termination provisions, and file your agreements with them as exhibits or tell us why it is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and request for disclosure. As disclosed in the revisions on pages 9 and F-8 of the DRS/A2, there are two customers that accounted for greater than 10% of the Company’s total revenue in the year ended December 31, 2023 and one customer that accounted for greater than 10% of the Company’s total revenue in the year ended December 31, 2024, where one of the customers represented greater than 10% in both years. The Company respectfully requests for confidential treatment of the material terms and redacted portions of the agreements with both Customer A and Customer B as identified on pages 9 and F-8 of the DRS/A2. The Company has submitted the redacted agreements with Customer A and Customer B as Exhibits 10.4 and 10.5 to the DRS/A2, respectively. No customers other than Customer A and Customer B represented greater than 10% of the Company’s total revenue in 2023 or 2024.

We face intense competition in our markets..., page 16

7.	You state that some of your sales to government entities have been made indirectly through your channel partners. Please disclose the percentage of sales in each period presented that have been made through channel partners and clarify whether you have channel partners that accounted for a material amount of your revenues.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the DRS/A2 to disclose the percentages of overall revenue accounted for by channel partners in 2023 and 2024 and that in neither year did any single channel partner account for 10% or more of overall corporate revenue.

Cautionary Note Regarding Forward Looking Statements, page 43

8.	Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the DRS/A2 to remove the implication that the statements made in the registration statement are within the protection of the PSLRA.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

9.	Please revise your disclosure to explain what is meant by “Poison AI.”

Response: In response to the Staff’s comment, the Company has added a new subsection “Poison AI” on page 49 of the DRS/A2 to further explain the concept of “Poison AI.”

10.	We note your disclosure that your “commercial ARR is growing steadily.” Please clarify whether you use annual recurring revenue (“ARR”) as a key metric to evaluate and manage your business. If so, please disclose the ARR for all periods presented and describe how it is calculated. Refer to SEC Release 33-10751.

Response: In response to the Staff’s comment, the Company has deleted the phrase “While our commercial ARR is growing steadily” on page 66 of the DRS/A2. Additionally, the Company has revised the disclosure on page 66 of the DRS/A2 to replace “Annually Recurring Revenue (ARR)” with “Revenue” and “ARR” with “revenue.”

The Company did not intend to introduce any non-GAAP financial metrics and does not rely on ARR as a key metric to evaluate and manage our business. The Company’s primary customer base consists of U.S. Government customers in the national security space. Although variations on non-GAAP ARR are frequently developed by commercially focused Software as a Service (SaaS) technology companies, our primary revenues derive largely from significant, fixed-term contracts to deliver on-premise software solutions to National Security, Fintech, and Public Safety customers. The management team does not currently use any ARR model to evaluate and manage the Company’s business.

Results of Operations, page 50

11.	We note your discussion of the decrease in revenue from research and development contracts with the U.S. government and quasi-governmental entities. Please tell us whether such decrease represents a potential trend in this revenue stream, or any other revenue stream that is dependent on government contracts, and if so, revise your Overview section to include a discussion of any known trends, uncertainties and events that have had, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. Refer to Item 303(b)(1) and (2) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 51 of the DRS/A2 to discuss the recent trend of Congressional budget delays and their impact on the timing and uncertainty of revenues from government R&D contracts.

12.	You state that revenue from your flagship ROC SDK product increased from $5.5 million in 2023 to $6.4 million in 2024. These amounts differ from the breakdown of revenue provided on pages 50 and F-9. Please revise to resolve this apparent inconsistency and update your CAGR calculations, as necessary.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 51 of the DRS/A2 to resolve the apparent inconsistency and update the CAGR calculation.

Liquidity and Capital Resources, page 52

13.	Please revise to disclose the amount of minimum funding necessary to meet your operating needs for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the DRS/A2 to state that it expects its cash position, together with cash expected to be generated from operations, will be sufficient to fund its operations for a period of at least 12 months from the date of the prospectus that forms a part of the registration statement.

Business

Vision, Industry, and Market Opportunity, page 56

14.	Please provide citations for the studies or analyses that you refer to as support for your claims regarding the sizes of the total addressable markets for your products.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 57 of the DRS/A2 to add support for our claims regarding the sizes of the total addressable markets for our products. The Company also respectfully provides the following citations to the Staff:

●	https://www.fortunebusinessinsights.com/computer-vision-market-108827;

●	https://www.globenewswire.com/news-release/2024/10/09/2960731/0/en/Computer-Vision-Market-Size-to-Surpass-USD-111-43-Billion-by-2033-Straits-Research.html;

●	https://www.grandviewresearch.com/horizon/outlook/biometric-technology-market/united-states; and

●	https://www.edge-ai-vision.com/2024/05/computer-vision-market-to-grow-by-81-and-hit-a-47-billion-value-by-2030.

15.	You calculate your total addressable market in 2025 for ROC products and services as approximately $100 billion to $116.5 billion globally. Please tell us the basis for calculating your market opportunity globally rather than limiting it to the geographic markets in which you currently operate. Explain the material assumptions and limitations used in providing this estimate.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 57 of the DRS/A2 to provide the basis for its total addressable market calculation and the material assumptions and limitations.

Certain Relationships and Related Party Transactions, page 84

16.	You provide related party disclosure starting from January 1, 2023. Please include disclosure covering the last three fiscal years. Refer to Instruction 1 to Item 404 of Regulation S-K, particularly the three-year requirement for registration statements.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 84 of the DRS/A2 to disclose that there were no related party transactions “during the period from January 1, 2022 to the date of this prospectus.”

17.	You disclose that the company will be a “controlled company” within the meaning of the Nasdaq listing rules as of the date of the prospectus and upon completion of the offering as a result of the beneficial ownership of your executive officers and directors. Please disclose whether there is a voting or shareholder agreement between these executive officers and directors.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 84 of the DRS/A2 to disclose that we have entered into a stockholders agreement with all of the current holders of our common stock and expect to amend the agreement prior to the effective date of the registration statement to include certain voting provisions among others.

Consolidated Financial Statements of Rank One Computing Corporation

Note 2 - Summary of Significant Accounting Policies

Concentration of Credit Risk and Other Risks and Uncertainties, page F-8

18.	Please revise to clarify whether the customers that accounted for greater than 10% of your revenue in fiscal 2024 are the same customers from fiscal 2023. In this regard, distinguish your major customers each year by, for example, identifying them as customer A, customer B, etc., so as to clarify whether there were any changes in your significant customers during the periods presented. Similar revisions should be made with regard to accounts receivable, as well as your disclosures on page F-19.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 9 and F-8 of the DRS/A2 to include the identification of major customers by letter designation. The Company has removed the similar disclosure on page F-21 of the DRS/A2.

Income Taxes, page F-9

19.	We note that effective January 1, 2024, you became a C-Corporation. Please tell whether any undistributed earnings existed upon termination of your S-Corporation status and how you reflected such amounts in your consolidated financial statements. Refer to SAB Topic 4.B. Also, tell us your consideration to include pro forma information to reflect the tax expense for periods prior to your election. Refer to Article 11-02(b)(5) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-10 of the DRS/A2 to disclose the existence of undistributed earnings upon termination of its S-Corporation status, explain how such amounts are reflected in the consolidated financial statements, and provide its consideration to include the pro forma information.

Revenue Recognition, page F-9

20.	You state that bundled security solutions include software, hardware, and installation services. Please tell us, and revise as necessary to clarify, whether such arrangements also include support services, similar to your perpetual and term-based software licenses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the DRS/A2 to clarify that the bundled security solutions include post-contract support (“PCS”) services.

Note 6 - Leases, page F-13

21.	Please revise to describe how you determined the discount rate for your leases and disclose the discount rate used for each period presented. In this regard, you refer to three different rates on page F-14, however, it is unclear what they relate to. Refer to ASC 842-20-50-3.c.3.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-16 of the DRS/A2 to explain how the Company determines the discount rate and remove the references to the three rates.

Note 11 - Segment Information, page F-19

22.	You state that you have one operating segment, however, you also refer to “sales information about the company’s reportable segments” in the table on page F-19, which appears to suggest you have three reportable segments. Please revise to clarify this apparent inconsistency. In addition, revise your reference to the years ended June 30, 2024 and 2023, in the disclosure that precedes the table.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-21 of the DRS/A2 to eliminate the apparent inconsistency and to remove the mentioned reference.

23.	Please revise to provide segment information as required by ASU 2023-07 and ASC 280-10-50. At a minimum, you should provide the title and position or the name of the group or committee that you have identified as the CODM. Also, disclose the segment measure(s) of profitability used by the CODM and how the CODM uses such measure(s) in allocating resources and assessing performance. In addition, disclose the significant expense categories that are regularly provided to the CODM and included in the reported segment profit or loss, and any other segment items. Refer to ASC 280-10-50-21, 50-22, 50-26A to 50-26B, 50-29(f) (and the example in ASC 280-10-55-54(c)), as well as any other applicable guidance.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-21 of the DRS/A2 to provide additional segment information.

General

24.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not, and no one authorized to do so on the Company’s behalf has, presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Tony Brown via email at tony.brown@roc.ai.

Very truly yours,

/s/ Scott Swann

Scott Swann

Chief Executive Officer

Cc: Soyoung Lee, Esq.